                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                   FORM 11-K

(Mark One)


[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
     OF 1934

For the fiscal year ended March 31, 2008

                                      OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from     to

COMMISSION FILE NUMBER 000-24293
                       ---------

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                      K-V Pharmaceutical Company Fifth Restated Profit Sharing Plan and Trust


         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                          K-V Pharmaceutical Company
                              2503 S. Hanley Rd.
                              St. Louis, MO 63144

                             REQUIRED INFORMATION

(a) Financial Statements. Filed as part of this Report on Form 11-K are the financial statements and the schedules thereto of the K-V Pharmaceutical Company Fifth Restated Profit Sharing Plan and Trust as required by Form 11-K, together with the report thereon of Brown Smith Wallace, LLC, independent registered public accounting firm, dated September 29, 2008.

(b)               Exhibits:

                  Exhibit No.      Description
                  -----------      -----------

                  23.1             Consent of Brown Smith Wallace, LLC.

                          K-V PHARMACEUTICAL COMPANY
                 FIFTH RESTATED PROFIT SHARING PLAN AND TRUST

                             FINANCIAL STATEMENTS
                                     WITH
            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


                                MARCH 31, 2008

TABLE OF CONTENTS
-------------------------------------------------------------------------------

                                                                        PAGE
                                                                        ----

INDEPENDENT AUDITORS' REPORT..............................................1


FINANCIAL STATEMENTS

      Statements of Net Assets Available for Benefits.....................2

      Statements of Changes in Net Assets Available for Benefits..........3

      Notes to Financial Statements.......................................4


SUPPLEMENTAL SCHEDULE

      Schedule of Assets Held for Investment Purposes at End of Year.....12

            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Participants of the K-V Pharmaceutical Company Fifth Restated Profit Sharing Plan and Trust and The Board of Directors of KV Pharmaceutical Company


We have audited the accompanying statements of net assets available for benefits of the K-V Pharmaceutical Company Fifth Restated Profit Sharing Plan and Trust as of March 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the K-V Pharmaceutical Company Fifth Restated Profit Sharing Plan and Trust as of March 31, 2008 and 2007, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the 2008 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2008 basic financial statements taken as a whole.

/s/ Brown Smith Wallace, LLC


September 29, 2008

K-V PHARMACEUTICAL COMPANY
FIFTH RESTATED PROFIT SHARING PLAN AND TRUST

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
Years ended March 31, 2008 and 2007
(See Independent Auditors' Report)
-------------------------------------------------------------------------------------------------------------------

                                                                                          2008              2007
                                                                                          ----              ----

ASSETS
INVESTMENTS AT FAIR VALUE (NOTE 3):
   Cash equivalents                                                                   $    -            $   503,050
   Mutual funds                                                                        40,534,339        37,886,946
   Employer's common stock                                                             12,274,286        11,426,533
   Interest in common trusts                                                            4,498,294         3,956,303
   Participant loans                                                                    1,706,136         1,443,442
                                                                                      -----------       -----------

       TOTAL INVESTMENTS                                                               59,013,055        55,216,274
                                                                                      -----------       -----------

RECEIVABLES:
   Employer's contributions                                                               603,855           576,498
   Participant contributions                                                              286,122           213,071
                                                                                      -----------       -----------

       TOTAL RECEIVABLES                                                                  889,977           789,569
                                                                                      -----------       -----------

Adjustment from fair value to contract value for fully
    benefit-responsive investment contracts                                               131,923            23,360

NET ASSETS AVAILABLE FOR BENEFITS                                                     $60,034,955       $56,029,203
                                                                                      ===========       ===========


                     The accompanying notes are an integral part of these financial statements.

K-V PHARMACEUTICAL COMPANY
FIFTH RESTATED PROFIT SHARING PLAN AND TRUST

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Years ended March 31, 2008 and 2007
(See Independent Auditors' Report)
-------------------------------------------------------------------------------------------------------------------

                                                                                         2008               2007
                                                                                         ----               ----

ADDITIONS:
   Contributions and other additions:
     Employer contributions                                                           $ 3,120,886       $ 2,425,524
     Participant contributions                                                          6,809,837         5,873,094
     Participant rollover contributions                                                 1,065,581           908,718
                                                                                      -----------       -----------

       TOTAL CONTRIBUTIONS AND OTHER ADDITIONS                                         10,996,304         9,207,336
                                                                                      -----------       -----------

INVESTMENT INCOME:
   Interest and dividends                                                               3,163,946         1,984,511
   Net (loss) gain in fair value
     of investments                                                                    (5,284,544)        1,445,101
                                                                                      -----------       -----------

       TOTAL INVESTMENT (LOSS) INCOME                                                  (2,120,598)        3,429,612
                                                                                      -----------       -----------

       TOTAL ADDITIONS                                                                  8,875,706        12,636,948
                                                                                      -----------       -----------

DEDUCTIONS:
   Benefits paid to participants                                                        4,855,528         4,494,094
   Administrative and other expenses                                                       14,426            12,116
                                                                                      -----------       -----------

       TOTAL DEDUCTIONS                                                                 4,869,954         4,506,210
                                                                                      -----------       -----------

       NET INCREASE IN NET ASSETS
         AVAILABLE FOR BENEFITS                                                         4,005,752         8,130,738

NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR                                   56,029,203        47,898,465
                                                                                      -----------       -----------

NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR                                        $60,034,955       $56,029,203
                                                                                      ===========       ===========




                     The accompanying notes are an integral part of these financial statements.

K-V PHARMACEUTICAL COMPANY
FIFTH RESTATED PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS
March 31, 2008
(See Independent Auditors' Report)
------------------------------------------------------------------------------

         1. DESCRIPTION OF PLAN

         The following description of the K-V Pharmaceutical Company Fifth Restated Profit Sharing Plan and Trust (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.


         GENERAL
         -------

         The Plan is a defined contribution plan established for the benefit of all employees of K-V Pharmaceutical Company, ETHEX Corporation, Ther-Rx Corporation, and Particle Dynamics, Inc. (collectively referred to as the Company). The Plan was established under the provisions of Section 401(a) of the Internal Revenue Code (IRC), which includes a qualified cash or deferred salary arrangement as described in Section 401(k) of the IRC, for the benefit of eligible employees of the Company. The Plan was established March 1, 1959 to offer the employees of the Company a means of saving funds, on a pretax basis or after-tax basis, for retirement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Participation is voluntary.

         Full-time employees are eligible to participate in the Plan immediately upon hire. Full-time employees are eligible to participate in the Profit-Sharing portion of the Plan upon completion of one year, or 1,000 hours, of service for the Company and reaching 21 years of age. Each employee may become a participant of the Plan on the first pay period coinciding with, or following, the fulfillment of the eligibility requirements.

         The Plan is administered by the executives of the Company. Fidelity Investments Institutional Services Company, Inc. serves as the Plan trustee and record keeper (the Trustee).

K-V PHARMACEUTICAL COMPANY
FIFTH RESTATED PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS - CONTINUED
March 31, 2008
(See Independent Auditors' Report)
------------------------------------------------------------------------------

         1. DESCRIPTION OF PLAN (CONTINUED)

         CONTRIBUTIONS
         -------------

         Plan participants may contribute between 1% and 60% of their covered compensation, up to the maximum allowable under the IRC.
         Contributions may be made prior to federal and certain other income taxes pursuant to Section 401(k) of the IRC. Contributions are allocated to investment funds, as determined by the eligible participant.

         The Company matches 50% of a participant's contribution not to exceed 7% of a participant's covered compensation. These contributions are allocated as directed by the participant.

         The Company may also make a profit sharing contribution on a discretionary basis on behalf of all eligible participants, as defined in the Plan, whether or not they make an elective contribution for the Plan year. Profit sharing contributions are based on the Company's profitability, are allocated to participant accounts based on compensation levels, and are 100% participant directed. These contributions are recognized by the Plan when authorized by the board of directors of the Company and are also subject to certain limitations. Profit sharing contributions recognized by the Plan were $500,000 in 2008 and 2007.

         INVESTMENTS
         -----------

         Participants may direct employee and employer contributions into the following funds:

                Fidelity Advisor Dividend Growth Fund
                K-V Pharmaceutical Company Class A Common Stock K-V Pharmaceutical Company Class B Common Stock Fidelity Advisor Stable Value Portfolio II Fidelity Advisor Intermediate Bond Fund JPMorgan Small Cap Value Fund A
                JPMorgan Equity Index Fund
                Fidelity Advisor Equity Growth Fund
                T Rowe Price Growth Stock R
                Fidelity Advisor Technology Fund
                Fidelity Advisor Financial Services Fund
                Fidelity Advisor Mid Cap Fund
                Fidelity Advisor Equity Income Fund
                Fidelity Advisor Diversified International Fund Fidelity Advisor Small Cap Fund
                Black Rock International Opportunities A
                Fidelity Advisor Health Care Fund
                Fidelity Advisor Freedom Income Fund

K-V PHARMACEUTICAL COMPANY
FIFTH RESTATED PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS - CONTINUED
March 31, 2008
(See Independent Auditors' Report)
------------------------------------------------------------------------------

         1. DESCRIPTION OF PLAN (CONTINUED)

         INVESTMENTS (CONTINUED)
         -----------

                Fidelity Advisor Freedom Fund 2010
                Fidelity Advisor Freedom Fund 2020
                Fidelity Advisor Freedom Fund 2030
                Fidelity Advisor Freedom Fund 2040
                Fidelity Advisor Freedom Fund 2005
                Fidelity Advisor Freedom Fund 2015
                Fidelity Advisor Freedom Fund 2025
                Fidelity Advisor Freedom Fund 2035
                Fidelity Advisor Freedom Fund 2045
                Fidelity Advisor Freedom Fund 2050


         VESTING
         -------

         Participants are always 100% vested in the value of their contributions and the earnings thereon. Vesting of company matching contributions and the earnings thereon is determined based on participants' years of vesting service. A participant is vested 20% after each year of service and becomes fully vested after five years of service or if employment terminates by reason of death, permanent disability, or retirement. Profit sharing contributions made by the Company vest based on the number of years of service as follows: 0% if less than 5 years of service and 100% if 5 or more years of service.

         FORFEITURES
         -----------

         Forfeitures are allocated to the active participants' accounts on the same basis as the Company's profit sharing contribution. Forfeitures are held in a forfeiture account until allocated by the plan administrator. The amounts forfeited were $358,130 and $421,115 in 2008 and 2007, respectively.

         PAYMENT OF BENEFITS
         -------------------

         Upon retirement or disability, the participants have the option to receive a lump-sum distribution equal to the vested value of the funds allocated to the participants' accounts or periodic payments of equal amounts over a period not exceeding the participant's life expectancy.

         Upon death subsequent to retirement, the beneficiary of the deceased participant will receive payments as determined by the method of distribution of benefits then in force. Upon death prior to retirement, the beneficiary of the deceased participant can elect to receive a lump-sum distribution or annual periodic payments of substantially equal

K-V PHARMACEUTICAL COMPANY
FIFTH RESTATED PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS - CONTINUED
March 31, 2008
(See Independent Auditors' Report)
------------------------------------------------------------------------------

         1. DESCRIPTION OF PLAN (CONTINUED)

         amounts not to exceed five years.

         Upon termination, the participant will receive their vested profit sharing account balance, if under $1,500, on the valuation date coincident with the Plan year in which the participant's break-in-service occurred. Participant's vested profit sharing balances in excess of $1,500 will be distributed with the close of the fifth Plan year following the Plan year in which the break-in-service occurred.

         PARTICIPANT LOANS
         -----------------

         Participants of the Plan may borrow funds from their accounts up to 50% of the total vested balance, not to exceed $50,000, less the participant's highest outstanding loan balance for the previous 12-month period. The minimum loan amount is $1,000. Loans are repayable through payroll deductions over a period of one to five years or up to 10 years for the purchase of a primary residence. The loans are secured by the vested balance in the participant's account and bear interest at a rate of prime plus 0.5% on the day the loan was granted. The applicable interest rate at March 31, 2008 is 5.25%. Interest income on the loan fund is included as interest income in the participants' fund accounts based on their elected loan allocation.

         PLAN MEMBER ACCOUNTS
         --------------------

         Each participant's account is credited with the participant's contribution, the Company's matching contribution, and the allocation of (a) the Company's profit sharing contribution, (b) Plan earnings, and (c) forfeitures of terminated participants' nonvested accounts, and is charged with an allocation of administrative expenses. Allocation of the profit sharing contribution and forfeitures are based on compensation. Allocation of earnings and administrative expenses are based on the participant's account balance by investment type.

         2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF ACCOUNTING
         -------------------

         The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting, except for benefit payments to participants, which are recorded when paid.

         As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

         USE OF ESTIMATES
         ----------------

         The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of

K-V PHARMACEUTICAL COMPANY
FIFTH RESTATED PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS - CONTINUED
March 31, 2008
(See Independent Auditors' Report)
------------------------------------------------------------------------------

         2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

         ADMINISTRATIVE EXPENSES
         -----------------------

         The assets of the Plan shall be used to pay benefits as provided in the Plan and, to the extent not paid directly by the Company, to pay the reasonable expenses of administering the Plan.

         INVESTMENT VALUATION AND INCOME RECOGNITION
         -------------------------------------------

         Participant loans are stated at cost. The cost value of participant loans is expected to approximate market value as the majority of the loans are limited to a five-year repayment schedule and interest rates within that time frame are not expected to fluctuate materially or to have a material effect on the financial statements.

         The statements of changes in net assets available for benefits present the net appreciation in the fair value of the Plan's investments, which consists of the realized gains and losses and the unrealized appreciation on those investments. Due to the fact that mutual fund distributions are immediately reinvested, mutual fund distributions are included in net appreciation. The Plan provides for investment in various mutual funds and other investment securities that, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Further, due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the statements of net assets available for benefits.

         3. INVESTMENTS

         Investments that represent 5% or more of the Plan's net assets at March 31 are presented in the following table:

                                                                               2008              2007
                                                                               ----              ----
              K-V Pharmaceutical Company Common Stock - Class A           $ 10,250,828      $  9,479,182
              Fidelity Advisor Dividend Growth Fund                          6,589,012         7,647,093
              Fidelity Advisor Stable Value Fund                             4,630,217*        3,979,663*
              Fidelity Advisor Equity Growth Fund                            3,506,638       Less than 5%
              Fidelity Advisor Intermediate Bond Fund                        3,612,144         3,281,276
              Fidelity Advisor Diversified International Fund                3,512,305         3,752,450
              Fidelity Advisor Mid Cap Fund                                  3,333,112         2,930,478
              Fidelity Advisor Equity Income Fund                          LESS THAN 5%        2,836,694
              JPMorgan Equity Index Fund                                     3,025,797         2,876,141

         * This amount represents contract value for this investment.

K-V PHARMACEUTICAL COMPANY
FIFTH RESTATED PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS - CONTINUED
March 31, 2008
(See Independent Auditors' Report)
------------------------------------------------------------------------------

         3. INVESTMENTS (CONTINUED)

         Investments in K-V Pharmaceutical Company common stock (held in a unitized stock fund created by the Trustee) held by the Plan at March 31 were as follows (in shares):

                                                                               2008                 2007
                                                                               ----                 ----

         K-V Pharmaceutical Company Common Stock - Class A                   703,582              383,307
         K-V Pharmaceutical Company Common Stock - Class B                   157,328               78,936

         During 2008 and 2007, the Plan's investments (including realized and unrealized gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

                                                                               2008              2007
                                                                               ----              ----
              Employer's common stock                                      $   126,779        $  430,052
              Mutual funds                                                  (5,411,323)        1,015,049
                                                                           -----------        ----------
                                                                           $(5,284,544)       $1,445,101
                                                                           ===========        ==========

         4. TAX STATUS

         The Plan has obtained a tax determination letter dated February 18, 2003. The Plan has been amended since the receipt of this letter; however, the Plan administrator and the Plan's counsel believe that the Plan is currently being operated in compliance with the applicable requirements of the IRC and is tax exempt through the year ended March 31, 2008. Accordingly, no provision for income taxes has been recorded in the financial statements.

         5. DISTRIBUTION OF ASSETS UPON TERMINATION OF THE PLAN

         The Company reserves the right to terminate the Plan, in whole or in part, at any time. In the event of termination, all amounts credited to the participant accounts will become 100% vested. If the Plan is terminated at any time or contributions are completely discontinued and the Company determines that the trust shall be terminated, all accounts shall be revalued as if the termination date was a valuation date and such accounts shall be

K-V PHARMACEUTICAL COMPANY
FIFTH RESTATED PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS - CONTINUED
March 31, 2008
(See Independent Auditors' Report)
------------------------------------------------------------------------------

         distributed to participants. If the Plan is terminated or contributions completely discontinued but the Company determines that the trust shall be continued pursuant to the terms of the trust agreement, participants or the Company shall make no further contributions, but the trust shall be administered as though the Plan were otherwise in effect. No plans have been made to terminate the Plan at this time.

         6. RELATED PARTY TRANSACTIONS

         Certain Plan investments are shares of mutual funds and separate accounts managed by Fidelity. Fidelity is the trustee as defined by the Plan, and; therefore, these transactions qualify as party-in-interest transactions. Certain fees paid to this trustee for investment management services are incorporated into the expense ratio of the individual mutual funds and separate accounts. Additionally, certain Plan investments are common stock of the Company. The Company is the Plan sponsor as defined by the Plan, and; therefore, these transactions qualify as party-in-interest transactions.

         7. RECONCILIATION OF FINANCIAL STATEMENTS WITH FORM 5500

         The following is a reconciliation of the net assets available for benefits and contributions to the related Form 5500:

                                                                                       March 31,
                                                                                 2008            2007
                                                                                 ----            ----
           Net assets available for benefits per the financial statements    $60,034,955     $56,029,203
           Adjustment from fair value to contract value                         (131,923)        (23,360)
           Other                                                                  --               1,208
                                                                             -----------     -----------
                Net assets available for benefits per the Form 5500           59,903,032      56,007,051
                                                                             ===========     ===========

         The following is a reconciliation of the changes in net assets available for benefits to the related Form 5500 at March 31, 2008:

           Net increase in net assets available for benefits per the
             financial statements                                            $ 4,005,752
           Adjustment from fair value to contract value at March 31, 2008       (131,923)
           Adjustment from fair value to contract value at March 31, 2007         23,360
           Other at March 31, 2007                                                (1,208)
                                                                             -----------
           Net increase in net assets available for benefits per
              the Form 5500                                                    3,895,981
                                                                             ===========

                             SUPPLEMENTAL SCHEDULE

K-V PHARMACEUTICAL COMPANY
FIFTH RESTATED PROFIT SHARING PLAN AND TRUST
EIN # 43-0618919        PLAN 002

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
FORM 5500 - SCHEDULE H - LINE 4i
March 31, 2008
(See Independent Auditors' Report)
------------------------------------------------------------------------------------------------------------------
                                                 Description of investment, including
     Identity of issuer, borrower, lessor     maturity date, collateral, par or maturity          Current value
               or similar party                                  value                            March 31, 2008
------------------------------------------------------------------------------------------------------------------
*    Fidelity Advisor                        Dividend Growth Fund                                 $    6,589,012
*    K-V Pharmaceutical Company              Class A Common Stock                                     10,250,828
*    K-V Pharmaceutical Company              Class B Common Stock                                      2,023,458
*    Fidelity Advisor                        Stable Value Fund Portfolio II                            4,630,217
*    Fidelity Advisor                        Intermediate Bond Fund                                    3,612,144
*    JPMorgan                                Small Cap Value Fund A                                      367,896
*    JPMorgan                                Equity Index Fund                                         3,025,797
*    Fidelity Advisor                        Equity Growth Fund                                        3,506,638
*    T Rowe Price                            Growth Stock R                                              856,160
*    Fidelity Advisor                        Technology Fund                                           1,605,914
*    Fidelity Advisor                        Financial Services Fund                                   1,113,927
*    Fidelity Advisor                        Mid Cap Fund                                              3,333,112
*    Fidelity Advisor                        Equity Income Fund                                        2,613,094
*    Fidelity Advisor                        Diversified International Fund                            3,512,305
*    Fidelity Advisor                        Small Cap Fund                                            2,580,742
*    Black Rock                              International Opportunities A                             2,330,045
*    Fidelity Advisor                        Health Care Fund                                          1,140,339
*    Fidelity Advisor                        Freedom Income Fund                                          51,065
*    Fidelity Advisor                        Freedom Fund 2010                                           250,696
*    Fidelity Advisor                        Freedom Fund 2020                                         1,347,787
*    Fidelity Advisor                        Freedom Fund 2030                                           834,767
*    Fidelity Advisor                        Freedom Fund 2040                                           699,649
*    Fidelity Advisor                        Freedom Fund 2005                                            68,409
*    Fidelity Advisor                        Freedom Fund 2015                                           234,721
*    Fidelity Advisor                        Freedom Fund 2025                                           518,452
*    Fidelity Advisor                        Freedom Fund 2035                                           310,327
*    Fidelity Advisor                        Freedom Fund 2045                                             3,909
*    Fidelity Advisor                        Freedom Fund 2050                                            27,433
*    Participant Loans                       (interest rate of prime plus 0.5%                         1,706,136
                                             maturing through 2016)
                                                                                                ------------------
                                                                                                  $   59,144,978
                                                                                                ==================

*       Indicates a party-in-interest as defined by ERISA.

                                  SIGNATURES

         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                  K-V PHARMACEUTICAL COMPANY
                                  FIFTH RESTATED PROFIT SHARING PLAN AND TRUST

Date: September 30, 2008          By:  /s/ Richard H. Chibnall
                                       -----------------------------------------
                                       Richard H. Chibnall, Authorized Signatory

                                 EXHIBIT INDEX


Exhibit No.   Description
-----------   -----------

23.1          Consent of Brown Smith Wallace, LLC.